FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16

of the Securities Exchange Act of 1934

For the month of May 2014

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG Begins Multi-Client Survey of Espirito Santo Basin

Paris, France – May 15, 2014

CGG announced today that it has started acquiring a large BroadSeisTM 3D multi-client survey program in the deep and ultra-deep waters of the Espirito Santo Basin. The project has received high prefunding from major industry players.

The Espirito Santo Phase III survey will cover an area of over 9,500 km². The high-end BroadSeis data will be processed at CGG’s Latin America subsurface imaging hub in Rio de Janeiro through advanced PSDM workflows in order to meet the specific imaging challenges of the Espirito Santo Basin sub-salt plays.

Jean-Georges Malcor, CEO, CGG, said: “We are delighted to conduct this new multi-client project in the Espirito Santo Basin where CGG’s recognized broadband imaging solutions will help to further unlock the fantastic potential of this basin. This program will add to the recent success of our broadband technology in the Santos Basin where CGG owns the largest 3D multi-client seismic library.”

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs over 9,800 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Communications Contact Christophe Barnini Tel: +33 1 64 47 38 11 E-Mail: invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date May 15th, 2014	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Senior EVP